Securities and Exchange Commission
Division of Corporation Finance
Attention: Office of International
Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
UNITED STATES OF AMERICA

1 April 2008

Re: Mobistar N.V./S.A. 12g3-2(b) File No. 82 - 4965

Ladies and Gentlemen:

Please find enclosed certain information that we are furnishing to you pursuant to Rule 12g3-2(b).
The first page of each separate item of information indicates in the upper right-hand corner our file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours sincerely,

Johan Van den Cruijce
Corporate Affairs Manager

Enclosures
cc: Corey Chivers
Weil, Gotshal & Manges

dlw 4/17

Love Work Play Mobistar

RECEIVED

2008 APR 17 P 12:27

SOCIETE ANONYME
BOULEVARD AUGUSTE REYERS, 70
1030 BRUSSELS

RPM 0456.810.810 (BRUSSELS)

NOTICE OF GENERAL MEETING OF SHAREHOLDERS

The board of directors invites the shareholders to attend the annual and extraordinary general meeting, which will take place on 7 May 2008 at 11am at Evere (1140 Brussels), 147 rue Colonel Bourg.

The agenda for this meeting is as follows:

1. Presentation and discussion of the management report of the board of directors on the company's annual accounts, for the financial year ending on the thirty-first of December two thousand and seven.

2. Report of the statutory auditor on the annual accounts.

3. Cancellation of the shares held by the company on the day of the present general meeting.

   Proposed resolution:
   'The general meeting resolves to cancel all own shares held by the company . The cancellation shall be effective as of the day of the present general meeting.'

4. Approval of the annual accounts of the company, for the financial year ending on the thirty-first of December two thousand and seven, and allocation of the results. Presentation of the annual consolidated accounts as at the same date.

   Proposed resolution:
   'The general meeting approves the annual accounts for the financial year ending on the thirty-first day of December two thousand and seven, including allocation of the results as presented therein with the distribution of a gross dividend of two euros and eighty cents (EUR 2.80) per share payable as from the fourteenth of May two thousand and eight in exchange for coupon nr. 6 (ordinary dividend).

   An amount equal to one per cent (1%) of the consolidated net result after taxes has been reserved for an employee participation plan pursuant to the Law of 22 May 2001 on the participation of workers in the capital and profit of companies.'

5. Discharge of the directors for fulfilling their mandate.

   Proposed resolution:

'The general meeting discharges the directors for fulfilling their mandate up to the thirty-first of December two thousand and seven.'

6. Discharge of the auditor for fulfilling its mandate.

Proposed resolution:
'The general meeting discharges the statutory auditor for fulfilling its mandate up to the thirty-first of December two thousand and seven.'

7. Board of directors: confirmation and renewal of mandates.

Proposed resolution:
'The general meeting notes that the mandates of the company's directors expire at the end of the 2008 annual general meeting.

The general meeting resolves to renew the mandates of Mrs. Brigitte BOURGOIN-CASTAGNET, Messrs. Vincent BRUNET, Bertrand DU BOUCHER and Jan STEYAERT and of SA WIREFREE SERVICES BELGIUM represented by Mr. Aldo CARDOSO. Their mandates shall not be remunerated and they shall expire at the end of the 2011 annual general meeting.

The general meeting equally resolves to renew the mandates of Mrs. Christina VON WACKERBARTH, Messrs. Eric DEKEULENEER and Philippe DELAUNOIS and of SPARAXIS SA, represented by Mr. Eric BAUCHE in the capacity of independent director of the company in conformity with article 524 §4 of the Companies Code. Their mandate shall expire after the 2011 annual general meeting; their remuneration shall be fixed at EUR 30,000 each per complete accounting year. The payment of this remuneration will be made (when appropriate, pro-rata) at the end of the annual general meeting of the corresponding accounting year. An additional remuneration of EUR 2,000 will be paid to them each time they participate in a meeting of a committee of the company. The general meeting acknowledges that Mrs. Christina VON WACKERBARTH, Messrs. Eric DEKEULENEER and Philippe DELAUNOIS and SPARAXIS SA meet the criteria of independence as laid out in article 524 §4 paragraph 2, 2°-4° of the Companies Code.

The general meeting further confirms the appointment of Messrs. Olaf MEIJER SWANTEE (co-opted by the board of directors on 23 October 2007), Gervais PELLISSIER and Benoit SCHEEN (co-opted by the board of directors on 6 December 2007) as directors of the company. Their mandates shall not be remunerated and they shall expire at the end of the 2011 annual general meeting.'

8. Board of Directors: proposal to grant remuneration to the chairman of the board of directors, Mr. Jan STEYAERT, in consideration for the exercise of his mandate.

Proposed resolution:
'The general meeting approves the granting of an annual remuneration of sixty thousand euro (EUR 60,000) to Mr. Jan STEYAERT, in consideration for the exercise of his mandate as chairman of the board of directors of the company and this, for the duration of his mandate. Payment of the said remuneration shall be made (when appropriate, pro-rata) at the end of the annual general meeting of the corresponding accounting year. An additional remuneration of two thousand euro (EUR 2,000) shall be paid to him each time he participates in a meeting of a committee of the company of which he is a member.'

9. Renewal of the mandate of the auditor.

Proposed resolution:
'The general meeting resolves to renew the mandate of the statutory auditor of the company, ERNST & YOUNG – Réviseurs d'Entreprises SCRL, represented by Mr. Herman VAN DEN ABEELE. The mandate of the auditor shall expire at the end of the 2011 annual

general meeting. The remuneration of the auditor in consideration for the accomplishment of his statutory duty is set at a fixed amount of EUR 312,000 per year.'

10. Capital increase.

A capital increase of forty-nine thousand two hundred seventy-six euro and eighty-nine cents (EUR 49,276.89) thereby increasing the capital from three hundred and fifty seven million one hundred and thirty thousand three hundred and sixty seven euro and forty two cents (EUR 357,130,367.42) to three hundred and fifty seven million one hundred and seventy nine thousand six hundred and forty four euro and thirty one cents (EUR 357,179,644.31). This capital increase shall be achieved by the incorporation of the share premium, booked in the company's accounts pursuant to the statement of assets and liabilities as of the thirty-first of December two thousand and seven, into the share capital, and shall be effected without a new share issue.

Proposed resolution:
'The general meeting resolves to increase the capital of the company by forty-nine thousand two hundred seventy-six euro and eighty-nine cents (EUR 49,276.89) thereby increasing the capital from three hundred and fifty seven million one hundred and thirty thousand three hundred and sixty seven euro and forty two cents (EUR 357,130,367.42) to three hundred and fifty seven million one hundred and seventy nine thousand six hundred and forty four euro and thirty one cents (EUR 357,179,644.31).

The general meeting resolves that the capital increase shall be performed by incorporation of the share premium booked in the company's accounts pursuant to the statement of assets and liabilities as of the thirty-first of December two thousand and seven, into the share capital, and shall be effected without a new share issue.'

11. Capital reduction:

Reduction of the share capital pursuant to article 613 of the Companies Code, by a maximum amount of two hundred fifty three million one hundred and sixty seven thousand and eight euro (EUR 253,167,008) by means of a repayment in cash to the shareholders of 4 euro (EUR 4) per share. The purpose of this reduction is to decrease the capital of the company to a level corresponding to the company's needs.

Proposed resolution:
'Pursuant to article 613 of the Companies Code, the general meeting resolves to reduce the share capital by a maximum amount of two hundred and fifty three million one hundred and sixty seven thousand and eight euro (EUR 253,167,008) without a cancellation of shares.

The general meeting resolves that this reduction in share capital shall be applied to effectively paid up share capital.

The general meeting further resolves that the said reduction in share capital shall be effected by means of repayment in cash to the shareholders of 4 euro (EUR 4) per share. Such repayment shall not be effected before the expiry of a period of two months following the publication of this resolution, to reduce the share capital, in the Appendices to the Belgian Official Gazette, provided one or more creditors have not filed a court claim, pursuant to article 613 of the Companies Code and shall be effected, subject to this reserve, as from six August two thousand and eight in exchange for coupon nr. 7.

The purpose of this reduction in share capital is to decrease the capital of the company to a level corresponding to the company's needs.'

12. Amendment of article 2 of the company's by-laws, to bring it in line with the resolution of the company's board of directors dated 23 October 2007.

Proposed resolution:
'The general meeting resolves to replace the current provision of *__article 2__* *of the company's by-laws with the following provision:*

__"ARTICLE 2 - REGISTERED OFFICE__

The registered office of the company is at 1030 Brussels, 70 Boulevard Auguste Reyers. The Board of Directors may transfer it to any other place in the Brussels Capital Region (Région de Bruxelles-Capitale / Brussel Hoofdstedelijk Gewest); such transfer does not require any amendment to the Articles of Association. The Board of Directors is responsible for the publication of any transfer of the registered office of the company in the Appendices to the Belgian Official Gazette (Belgisch Staatsblad / Moniteur belge).

The Board of Directors also has the power to establish offices, business premises, branches and subsidiaries in Belgium and abroad." '

13. Amendment of __article 5__ of the company's by-laws, to bring it in line with the resolutions made under items 3, 10 and 11 of the agenda.

Proposed resolution:
'The general meeting resolves to replace the current provision of *__article 5__* *of the company's by-laws to bring it in line with the resolutions made under items 3, 10 and 11 of the agenda of the present meeting.'*

14. Dématerialisation of shares and shareholders register.

Proposed resolution:
'The general meeting resolves to replace the current provision of *__article 8__* *of the company's by-laws with the following provision:*

__"ARTICLE 8 - NATURE OF THE SHARES__

The shares are either registered or dematerialised shares. The holders of registered shares that are fully paid-up may request, at their own expense and in writing, that the Board of Directors convert them into dematerialised shares.

The holders of dematerialised shares may request, at their own expense and in writing, that the Board of Directors convert them into registered shares.

Conversion of dematerialised shares into registered shares shall be effected through an entry in the register of registered shares, dated and signed by the shareholder or its representative. The register of registered shares may be kept in the electronic form, in accordance with the applicable law.

Dematerialised shares are represented by an entry in an account in the name of their owner or holder with an authorised institution that manages accounts or with the clearing institution. A share registered in an account is transferred by wire transfer from one account into another. The number of dematerialised shares in circulation shall be registered by share category, in the register of the company's registered shares in the name of the clearing institution.

__Transitional provision__

Pursuant to the Law of the fourteenth of December two thousand and five abolishing the bearer securities, bearer securities recorded in a securities account shall ipso jure be converted into dematerialised securities as from the first of January two thousand and eight.

As from the first of January two thousand and eight, any bearer security recorded in a securities account shall automatically be converted into dematerialised securities and this as from the moment of its entry into the securities account.

On the thirty-first of December two thousand and thirteen at the latest, holders of bearer securities still in circulation may request the conversion of such securities into dematerialised securities or into registered securities in accordance with the procedure set out in article 7 of the Law referred to above, abolishing bearer securities.

After the thirty-first of December two thousand and thirteen, bearer securities which have not been converted shall ipso jure be converted into dematerialised shares and recorded by the Board of Directors in a securities account opened in the name of the company.

As from the first of January two thousand and fifteen, securities of which the holders remain unknown shall be sold pursuant to article 11 of the Law abolishing bearer securities.

The provisions of the by-laws governing dematerialised securities are, mutatis mutandis, applicable to bearer securities."

15. Resolution to extend the authorisation to the board of directors for a period of eighteen months as from 7 May 2008 (the previous authorisation expiring on 2 November 2008) to acquire the company's own shares by purchase or exchange and at a price which shall not be less than ninety per cent (90%) or more than one hundred and ten per cent (110%) of the average closing price for the five working days preceding the purchase or exchange.

Proposed resolution:
'The general meeting explicitly authorises the board of directors in accordance with the provisions of the Companies Code, to acquire the company's own shares by purchase or exchange at a price which shall not be less than ninety per cent (90%) or more than one hundred and ten per cent (110%) of the average closing price for the five working days preceding the purchase or exchange.

This authorisation is valid for a period of eighteen months as from the date of the general meeting's resolution.

In accordance with this resolution, it is proposed to replace article 48 of the by-laws with the following provision:

"ARTICLE 48

The general meeting of the seventh of May two thousand and eight has, in accordance with the Companies Code, authorised the board of directors to acquire the maximum number of shares permitted by the said Code by purchase or exchange at a price which shall not be less than ninety per cent (90%) or more than one hundred and ten per cent (110%) of the average closing price during the five working days preceding the purchase or exchange. This authorisation shall remain valid for a period of eighteen (18) months as from 7 May 2008 and can, in accordance with the Companies Code, be extended. This authorisation shall also be valid for the acquisition of shares in the company by a direct subsidiary pursuant to article 627 of the Companies Code. The board of directors is authorised to cancel the shares acquired by the company, to have such cancellation recorded by a notary public, and to amend and co-ordinate the by-laws in order to bring them in line with the relevant decisions."'

16. Co-ordination of the by-laws - powers.

Proposed resolution:
'The general meeting confers on Mr Johan Van den Cruijce, with the right of substitution, all powers necessary to co-ordinate the text of the company's by-laws in accordance with

the resolution of the present general meeting, to sign it and to file it with the clerk of the relevant Commercial Court, in compliance with the applicable legal provisions.'

17. Corporate Governance: information/discussion.

In order to be adopted, the proposals set out at items 4, 5, 6, 7, 8, 9 and 16 of the agenda require a simple majority of the votes of those present or represented and participating in the vote.

In order to be adopted, the proposals set out at items 3, 10, 11, 12, 13 and 14 of the agenda require three-quarters of the votes of those present or validly represented and participating in the vote. Further, those attending the meeting must represent half of the share capital as required by article 558 of the Companies Code.

In order to be adopted, the proposal set out at item 15 of the agenda requires four-fifths of the votes of those present or validly represented. Further, those attending the meeting must represent half of the share capital as required by article 559 of the Companies Code.

In order to encourage attendance at the general meeting, the board of directors has resolved to allow the holders of bearer or dematerialised shares to attend the general meeting or to be represented there, in the two ways provided for in article 32 of the company's by-laws:

* For holders of bearer shares

- by depositing their shares at the counters of ING Bank or KBC Bank, on **Friday 25 April 2008** at the latest; or
- by providing evidence that they are shareholders in the company by **midnight on Monday 28 April 2008** (the "Registration date"). The shareholders must produce the evidence that they are shareholders in the company at the counters of ING Bank or KBC Bank on the Registration date.

* For holders of dematerialised shares

- by depositing a certificate delivered by a recognised account holder or by the clearing house indicating that the dematerialised shares have been blocked until the day of the general meeting at the counters of ING Bank or KBC Bank on **Friday 25 April 2008** at the latest; or
- by providing evidence that they are shareholders in the company by **midnight on Monday 28 April 2008** (the "Registration date"). The shareholders must produce the evidence that they are shareholders by means of a certificate delivered by a recognised account holder or the clearing house at the counters of ING Bank or KBC Bank on the Registration date.

The company emphasises that these formalities shall be free of charge for the shareholders. All costs incurred (contrary to the explicit instructions of the company) shall be reimbursed upon production of supporting evidence (receipt).

Pursuant to article 32 of the company's by-laws and pursuant to the resolution of the board of directors, holders of registered shares must, in order to be admitted to the general meeting or to be represented there, inform the board of directors of their intention to attend the general meeting no later than on **Monday 28 April 2008**.

Pursuant to article 33 of the company's by-laws, all shareholders may be represented by a proxy holder at the general meeting. Original powers of attorney, drawn up in accordance with the template prescribed by the company, must be received by the company no later than **Wednesday, 30 April 2008**. The powers of attorney may also be transmitted by fax to +32 2 745 86 45 by the same date, provided that the signed originals are delivered to the officers of the general meeting at the latest prior to the commencement of the meeting. The powers of attorney, drafted in accordance with the template prescribed by the company, may be requested

at the company's registered office and are available on the company's website at the following address: *www.mobistar.be/investorinfo.*

In order to be admitted to the meeting, the shareholders and proxy holders must be able to provide proof of their identity and/or their powers, and company representatives must produce the documentation evidencing their status as company representative or company proxy holders and must do so prior to the commencement of the meeting.

The documents relating to the agenda of the general meeting will be available for inspection at the company's registered office and a copy can be obtained free of charge by shareholders who have completed the formalities required for attendance at the general meeting. These documents are also available on the company's website at the following address: *www.mobistar.be/investorinfo.*

The board of directors

END